[TRANSLATION]                              EXHIBIT 1

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                               FEBRUARY 25, 2009

                                  PRESS RELEASE

                 THE NET PROFIT OF THE BANK IN 2008 AMOUNTED TO
                                 NIS 53 MILLION.
                PREPARATIONS HAVE BEGUN FOR THE SALE OF THE BANK

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The Board of Directors of the Bank approved at its meeting on February 25, 2009 the financial statements for 2008.

THE BANK'S NET PROFIT in 2008 amounted to NIS 53 million compared with NIS 22 million for the year 2007.

THE EQUITY OF THE BANK, INCLUDING PREFERENCE SHARES, totaled NIS 643 million as of December 31, 2008 compared with NIS 557 as of December 31, 2007.

The Chairman of the Board of Directors, Dr. Raanan Cohen and the General Manager, Mr. Uri Galili announced that "the financial results reflect the management's success in implementing the Run-off plan during recent years. Pursuant to the arrangement plan approved between the Bank and its shareholders, the State of Israel paid to the Bank on December 31, 2008 the sum of NIS 857.8 million from the Bank's perpetual deposits with the Ministry of Finance, and the Bank paid the balance of the credit that it owed to the Bank of Israel in the sum of NIS 304.5 million. The Bank thus paid back all of the interest-bearing credit that it was granted in 2002 in the amount of approximately NIS 2.2 billion. Now the Bank has begun, in cooperation with the Governmental Companies Authority, the preparations for the sale of the Bank's shares, within the framework of the arrangement plan, by way of a sale process that will be conducted by the Authority."

PROFIT FROM FINANCING OPERATIONS BEFORE ALLOWANCES FOR DOUBTFUL DEBTS for the year 2008 amounted to NIS 84.0 million compared with NIS 29.3 million for the year 2007. The increase in the profit from financing operations was due mainly to the following factors:

          o A refund of interest in the amount of NIS 48.6 million from the Bank of Israel for interest charges above the Bank of Israel interest rate which the Bank was charged in prior years for the line of credit from the Bank of Israel.


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          o    An increase in income from interest collected for problematic loans which amounted to NIS 21.8 million compared with NIS 17.4 million in 2007.

          o A decrease in the scope of problematic debt classified as non-income bearing debt.

On the other hand, the above increase was off-set by a decrease in the scope of the Bank's financing activities, as part of the Bank's policy during recent years

THE ALLOWANCE FOR DOUBTFUL DEBTS - In the year 2008 this item recorded income in the amount of NIS 16.9 million compared with income in the amount of NIS 13.8 million in 2007. The income recorded in 2008 was influenced by an outstanding component in the amount of NIS 8.5 million emanating from the collection of debts that had been written-off in the past. This amount was largely due to a one-time payment in the agricultural sector following the sale of the kibbutzim's holdings in Tnuva shares.

PROFIT FROM FINANCING OPERATIONS AFTER ALLOWANCE FOR DOUBTFUL DEBTS amounted to NIS 100.9 million in 2008 compared with NIS 43.1 million for 2007.

INCOME FROM OPERATING AND OTHER ACTIVITIES totaled NIS 3.0 million in 2008 compared with NIS 11.5 million in 2007. The decrease in this income is mainly from a decrease in profits from equity investments, which totaled the sum of NIS
1.0 million in the year 2008 compared with NIS 8.7 million in 2007.

TOTAL OPERATING AND OTHER EXPENSES totaled NIS 41.4 million in 2008 compared with NIS 30.8 million in 2007. The operating expenses included an expense in the amount of NIS 9.0 million for early retirement expenses, this following retirement agreements approved in connection with the privatization of the Bank.

THE ALLOWANCE FOR TAXES on the profit in 2008 amounts to NIS 9.5 million compared with NIS 1.6 million in 2007. The allowance for taxes is due to the fact that the losses from prior years can not be off-set for profit tax purposes.

TOTAL CREDIT TO THE PUBLIC excluding the credit to the Electric Company guaranteed by the State of Israel amounted to NIS 408 million as of December 31, 2008 compared with NIS 558 million as of December 31, 2007. These data reflect a decrease of 27% compared with December 2007. The decrease in credit is pursuant to the policy implemented by the bank of reducing the credit portfolio.

THE BALANCE SHEET AMOUNT FOR PROBLEMATIC BORROWERS amounted at the end of 2008 to NIS 227.4 million as compared with NIS 308.9 million as of the end of 2007. The balance of debt classsified as non-income bearing debt amounted to NIS 22.1 miilion as of December 31, 2008 as compared with NIS 69.7 million as of December 31, 2007.